BB 3/30


07006132

SECURITIES AND EXCHANGE COMMISSION



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-34867 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, Seventh Floor
(No. and Street)

Columbus (City) Ohio (State) 43287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia G. Chin (614)480-4514
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

155 East Broad Street (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 4/5

# OATH OR AFFIRMATION

I, Cynthia G. Chin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
STATE OF OHIO


Signature

Vice President

Title

Notary Public

SUSAN M. WINTERS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 04-15-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# The Huntington Investment Company


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH., D.C.
186
SECTION

## (A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

*Statement of Financial Condition as of December 31, 2006, Supplemental Report on Internal Control, and Independent Auditors' Report*

*Filed Pursuant to Rule 17a-5 (e)(3) as a PUBLIC DOCUMENT*
*SEC File Number 8-34867*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE—December 31, 2006

The Huntington Investment Company
(Name of Respondent)

41 South High Street, Columbus, Ohio 43287
(Address of Principal Executive Officer)

Raymond T. Klosz
The Huntington Investment Company
41 South High Street
Columbus, Ohio 43287
(Name and Address of Person Authorized to Receive Notices and Communications from the Securities and Exchange Commission)

# Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
The Huntington Investment Company
Columbus, Ohio

We have audited the accompanying statement of financial condition of The Huntington Investment Company (the "Company"), a wholly owned subsidiary of Huntington Bancshares Incorporated, as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Huntington Investment Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2007

# THE HUNTINGTON INVESTMENT COMPANY
## (A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

### STATEMENT OF FINANCIAL CONDITION
### AS OF DECEMBER 31, 2006

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 4,841,545 |
| Cash segregated for regulatory purposes | 691,768 |
| Securities owned—at fair value | 37,202,392 |
| Deposit with clearing broker-dealer | 150,000 |
| Receivables from brokers, dealers, and others | 6,112,476 |
| Other assets | 1,909,902 |
| TOTAL | $50,908,083 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Payable to affiliate | $ 7,367,016 |
| Payable to brokers or dealers | 2,814,040 |
| Securities sold—not yet purchased—at fair value | 5,606,832 |
| Accrued expenses and other liabilities | 4,520,820 |
| Total liabilities | 20,308,708 |
| STOCKHOLDER'S EQUITY: | |
| Common stock without par value: authorized, 750 shares; issued and outstanding, 625 shares | 1,062,242 |
| Retained earnings | 29,537,133 |
| Total stockholder's equity | 30,599,375 |
| TOTAL | $50,908,083 |

See notes to financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Description of Business*—The Huntington Investment Company ("HIC") is a wholly owned subsidiary of Huntington Bancshares Incorporated ("HBI"). HIC is primarily engaged in the retail investments business and is registered with the United States Securities and Exchange Commission ("SEC" or "Commission") as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the National Association of Securities Dealers and is a member of the Securities Investor Protection Corporation. HIC is also a SEC Registered Investment Adviser. Other services offered by HIC include institutional sales and trading of securities, public finance, and investment banking.

HIC does not hold customer funds or securities. National Financial Services Corporation ("NFS") clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

*Basis of Presentation*—The accompanying financial statements include the accounts of HIC and have been prepared in conformity with accounting principles generally accepted in the United States of America.

On September 1, 2006, Huntington Capital Corp., a wholly owned broker-dealer subsidiary of HBI, was merged into HIC.

*Use of Estimates*—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

*Securities Transactions and Revenue Recognition*—HIC's security transactions and related commission revenue and clearing expenses are recorded on a trade-date basis, while customer security transactions are recorded on settlement date.

Revenues received for promoting and distributing mutual funds are generally based on average daily net asset balance or average daily fund sales.

HIC guarantees the collection of all margin account balances held by NFS for the benefit of its customers. HIC is responsible for payment to NFS for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by NFS as of December 31, 2006, was $6.8 million. In the event of any customer default, HIC has rights to the underlying collateral provided. Considering the existence of sufficient underlying collateral and the negligible credit losses, HIC has no material exposure under the margin account guarantees and therefore has no recorded loss reserve.

*Fair Value of Financial Instruments*—HIC's financial instruments such as Securities owned, Receivables from brokers, dealers, and others, Securities sold—not yet purchased, and Payable to affiliate are carried at fair value or contracted amounts approximating fair value. Fair value is generally based upon market prices or amounts that approximate quoted values for securities of comparable quality, maturity, and interest rate. The unrealized gains and losses are included in revenues.

*Share-Based Compensation*—Certain employees of HIC participate in the HBI share-based compensation plans. On January 1, 2006, HIC adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement No. 123 (revised 2004), *Share–Based Payment* ("Statement No. 123(R)") for awards to HIC employees in the HBI share–based compensation plans. Prior to January 1, 2006, HIC had accounted for share–based compensation plans under the intrinsic value method promulgated by Accounting Principles Board ("APB") Opinion 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations. In accordance with APB 25, compensation expense for employee stock options was generally not recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

HIC adopted Statement 123(R) using the modified prospective application method, whereby compensation expense is recognized during the year ended December 31, 2006, for all unvested stock options, based on the grant date fair value estimated in accordance with the original provisions of Statement No. 123, *Accounting for Stock–Based Compensation* ("Statement No. 123") and for all share–based payments granted after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement No. 123(R).

*Recently Issued Accounting Pronouncements*—In July 2006, the FASB issued Financial Interpretation ("FIN") 48, *Accounting for Uncertainty in Income Taxes*. This Interpretation of FASB Statement No. 109, *Accounting for Income Taxes*, contains guidance on the recognition and measurement of uncertain tax positions. HIC will be required to recognize the impact of a tax position if it is more likely than not that it will be sustained upon examination, based upon the technical merits of the position. The effective date for application of this interpretation is for periods beginning after December 15, 2006. The cumulative effect of applying the provisions of this Interpretation must be reported as an adjustment to the opening balance of retained earnings for that fiscal period. Management does not expect that the impact of this new pronouncement will be material to HIC's financial condition.

## 2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and deposits with The Huntington National Bank ("HNB"), which can be liquidated without prior notice or penalty. Cash in the amount of $4,841,545 was held in HNB deposit accounts at December 31, 2006.

## 3. CASH SEGREGATED FOR REGULATORY PURPOSES

Cash of $691,768 has been segregated in reserve bank accounts for the exclusive benefit of customers required by Rule 15c3-3 under the Securities Exchange Act of 1934.

## 4. SECURITIES OWNED AND SECURITIES SOLD—NOT YET PURCHASED

Securities owned and Securities sold—not yet purchased at December 31, 2006, consisted of the following:

| Security | Securities Owned | Securities Sold—Not Yet Purchased |
|---|---|---|
| Money market mutual funds | $22,665,947 | $ - |
| State and municipal government obligations | 8,620,887 | |
| U.S. and Canadian government and government agency obligations | 5,905,613 | 5,606,832 |
| Corporate obligations | 9,945 | |
| Total | $37,202,392 | $5,606,832 |

Money market mutual funds consist of investments in Huntington money market mutual funds.

## 5. INCOME TAXES

HIC is included in the consolidated federal income tax return of HBI. HBI's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. Under its tax sharing agreement with HBI, HIC provides and remits income taxes to or receives an income tax benefit from HBI.

At December 31, 2006, the net deferred tax asset is included in other assets, and the significant components of deferred tax assets and liabilities at December 31, 2006, are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Pension and other employee benefits | $897,092 |
| Other | 2,068 |
| Total deferred tax assets | 899,160 |
| Deferred tax liabilities: | |
| Premises and equipment | 479,603 |
| State income taxes | 27,064 |
| Other | 97,380 |
| Total deferred tax liabilities | 604,047 |
| Net deferred tax asset | $295,113 |

## 6. CREDIT ARRANGEMENT WITH HBI

HIC has a $25 million revolving debt agreement with HBI. Under the terms of this agreement, amounts borrowed carry a variable rate of interest at forty basis points above the one-month London InterBank Offered Rate ("LIBOR"). Interest is payable on the last day of each calendar quarter and at final maturity. Principal is payable at maturity, which is August 31, 2008. This arrangement also carries an

annual fee of seven basis points, which is charged monthly by HBI. No borrowings were outstanding under this agreement at December 31, 2006.

HIC also has a $35 million revolving debt agreement with Huntington Bancshares Financial Corporation ("HBFC"), a non-bank wholly owned subsidiary of HBI. This agreement carries an interest rate of 25 basis points above the weighted average daily rate of all outstanding HBFC commercial paper and matures on June 30, 2007. No borrowings were outstanding under this agreement as of December 31, 2006.

## 7. SUBORDINATED NOTE PAYABLE TO AFFILIATE

Effective September 29, 2006, HIC completed the repayment of a $5 million subordinated note to HBI.

## 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

HIC is also engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HIC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HIC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## 9. RELATED-PARTY TRANSACTIONS

HBI and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HIC. Eligible employees of HIC participate in the employee benefit programs of HBI. In addition, officers and other key employees of HIC are covered under HBI's share-based compensation plans. At December 31, 2006, $1,287,236 was included in other assets relating to HIC's funding contributions in excess of the allocated pension expense for the HBI defined benefit pension plan.

HIC earns fees from proprietary mutual funds sponsored by The Huntington National Bank ("HNB") and trust income from HNB.

## 10. NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HIC is required to maintain minimum net capital, as defined under such rule. At December 31, 2006, HIC had regulatory net capital of $22,648,232 or an excess of $21,294,318 over required net capital of $1,353,914 (the greater of $250,000 or 6.667% of aggregate indebtedness). In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1500%, of net capital. At December 31, 2006, the ratio of aggregate indebtedness to net capital was 90%.

* * * * * *

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA
Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

February 27, 2007

To the Board of Directors and Stockholder of
The Huntington Investment Company
Columbus, Ohio

In planning and performing our audit of the statement of financial condition of The Huntington Investment Company (the "Company"), a wholly owned subsidiary of Huntington Bancshares Incorporated, for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulations, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP



END